RE: American Soil Technologies, Inc.
    Form 10-K for the year ended September 30, 2006
    Filed January 13, 2011
    File No. 000-22855

    Letter dated March 18, 2011 from Linda Cvrkel, Branch Chief

Form 10-K for the year ended September 30, 2011

Item 9A. Controls and Procedures, page 16

We note from your response to our prior comment that the language in Item 9A Controls and Procedures was inadvertently incomplete. However, we also note that "the Certifying Officer has evaluated the effectiveness of our disclosure controls and procedures and has determined that our projections and impairment analysis are adequate." Please note that this appears to be a conclusion on one aspect of your disclosure controls and procedures and is not an acceptable conclusion as to the effectiveness of overall disclosure and procedures. The Certifying Officer should clearly disclose whether his conclusion on the effectiveness of disclosure controls and procedures was "effective" or "not effective." Please revise future filings accordingly.

RESPONSE

The language as found in Item 9A. Controls and Procedures going forward as long as applicable shall be as follows:

Our President and Chief Financial Officer (the "Certifying Officers") is responsible for establishing and maintaining our disclosure controls and procedures. The Certifying Officer have designed such disclosure controls and procedures to ensure that material information is made known to him, particularly during the period in which this report was prepared. The Certifying Officer has evaluated the effectiveness of our disclosure controls and procedures and has determined that they are adequate.

American Soil Technologies, Inc. (the Company) hereby acknowledges the following

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Carl P. Ranno
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Carl P. Ranno
Chief Financial Officer